SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP Number)

David Ellam c/o Juvenescence Limited 18 Athol Street Douglas Isle of Man IM1 1JA +441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2020

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Juvenescence Limited
2	check the appropriate box if a member of the group (a) ☐ (b) ☐
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Isle of Man

number of shares beneficially owned by each reporting person with	7	sole voting power 21,208,914
	8	shared voting power 0
	9	sole dispositive power 21,208,914
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 21,208,914
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 50.0%
14	type or report person CO

Schedule 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019, as amended by Amendment No. 1 filed April 30, 2020 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 2.	Identity and Background.

The first sentence of Item 2(a)-(c) of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a) – (c) This filing is made on behalf of Juvenescence Limited, an Isle of Man company. The registered address of the Reporting Person is 18 Athol Street, Douglas, Isle of Man IM1 1JA.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 21,208,914 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement, (iii) 1,900,166 shares of common stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined under Item 6) and (iv) an additional 2,711,248 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the last closing price of the Common Stock on the date of this Amendment after giving effect to the 50% Cap (as defined under Item 6) and assuming exercise of all Warrants. This aggregate amount represents approximately 50.0% of the Issuer’s outstanding common stock, based upon 37,656,415 shares outstanding as of March 16, 2020, as reported on the Issuer’s Annual Report filed on Form 10-K on March 30, 2020, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the New Facility. Without giving effect to the 50% Cap, the Reporting Person would have a right as of July 31, 2020 to convert amounts outstanding under the New Facility into approximately 3,211,009 shares of Common Stock at the closing market price of the Common Stock on the immediately preceding trading day, resulting in total beneficial ownership of approximately 50.6% as calculated in accordance with Rule 13d-1 under the Exchange Act.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On each of May 15, 2020 and June 11, 2020, the Issuer drew an additional $1 million advance under the New Facility. In connection with the May 15, 2020 advance, the Issuer became obligated to deliver Warrants to the Reporting Person representing a right to purchase 714,285 shares of Common Stock at an exercise price of $0.70 per share. In connection with the June 11, 2020 advance, the Issuer became obligated to deliver Warrants to the Reporting Person representing a right to purchase 541,125 shares of Common Stock at an exercise price of $0.924 per share. The Issuer and the Reporting Person agreed to treat the above-referenced advances collectively as the Second Drawdown under the New Facility, such that certain conditions relating to the Third Drawdown under the New Facility (relating to the execution of a Security and Pledge Agreement by the Issuer and a guaranty by certain subsidiaries of the Issuer) would not be required.

Effective July 21, 2020, the Issuer and the Reporting Person executed a First Amendment to Secured Convertible Facility Agreement and a First Amendment to Warrant Agreement. Collectively, these amendments (1) waived certain provisions of the New Facility relating to the Third Drawdown otherwise requiring that, as a condition to the funding of the Third Drawdown, the Issuer and certain subsidiaries of the Issuer execute a Security Agreement and related documents pledging certain assets as collateral, and (2) waived certain provisions of the New Facility relating to the Third Drawdown otherwise providing that certain subsidiaries of the Issuer would guarantee the Issuer’s obligations under the New Facility, in each case subject to an acknowledgement by the Issuer and such subsidiaries that the Reporting Person may, in its discretion, condition any advance under the New Facility subsequent to the Third Drawdown on the receipt of such collateral agreements and guarantees. In addition, these amendments place certain limits on the number of shares that may be issued to the Reporting Person upon conversion of outstanding amounts under the New Facility or exercise of the Warrants without stockholder approval: No more than 19.9% of the shares outstanding at March 30, 2020 may be issued upon conversion of any advance outstanding under the New Facility at a conversion price that is lower than the market price of the Common Stock at the time the applicable advance being converted was made. In addition, no advances may be converted into Common Stock under the New Facility, and no Warrants may be exercised, in an amount that would cause the Issuer’s ownership to equal or exceed 50% of the number of shares of Common Stock (the “50% Cap”). The Issuer has agreed to seek the approval of its stockholders if the Reporting Person’s ability to exercise the Warrants or convert outstanding amounts under the New Facility is limited by the foregoing amendments.

On July 27, 2020, the Reporting Person funded an additional advance to the Issuer, representing the Third Advance under the New Facility, in the principal amount of $1,000,000. In connection with this advance, the Issuer issued to the Reporting Person (a) 28,500 shares of Common Stock as the Drawdown Shares under the New Facility, which became payable upon the aggregate advances under the facility exceeding $3,000,000, and (b) a Warrant to purchase 375,939 shares of Common Stock at an exercise price of $1.33 per share, representing the last closing price of the Common Stock on the NYSE American market prior to the drawdown notice, issuable under Clause 3.6 of the New Facility.

Item 7.	Material to be Filed as Exhibits.

Item 7 and the related Exhibit Index are hereby supplemented as follows:

Exhibit 10	First Amendment to Secured Convertible Facility Agreement dated July 21, 2020

Exhibit 11	First Amendment to Warrant Agreement dated July 21, 2020

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 31, 2020

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President